News Release

Alexco Reports Financial Results for
Year Ended December 31, 2012

March 27, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports its financial results for the 2012 fiscal year. All figures are expressed in Canadian dollars unless otherwise stated. For the year ended December 31, 2012, Alexco recorded income before taxes of $8.0 million and net income of $3.4 million or $0.06 per share. Alexco produced 2,150,959 ounces of silver during the year at its Bellekeno mine in the historic Keno Hill Silver Mining District in the Yukon, compared to 2,020,644 ounces of silver during calendar year 2011. Since the start of 2012, Alexco’s District-wide indicated silver resources increased 80% to 51.3 million ounces including the addition of 22.9 million ounces from the newly discovered Flame & Moth deposit.

Highlights of 2012 Year

  Pre-tax income of $8.0 million and net income of $3.4 million ($0.06 basic and diluted earnings per share) on combined mining and environmental services revenue of $84.7 million
  Bellekeno mine revenue of $76.7 million and gross profit of $15.0 million, on payable metal sales of 2,033,821 ounces of silver, 17.2 million pounds of lead and 4.8 million pounds of zinc
  Contained metal production of 2,150,959 ounces silver, 18.2 million pounds lead and 5.7 million pounds zinc
  Recognized metal prices during the year averaged US$31.54 per ounce silver, US$0.95 per pound lead and US$0.89 per pound zinc
  Full year cash costs of production1 of $11.89 per ounce of payable silver produced, net of by-product credits
  Fourth quarter cash costs of $11.13 per ounce of silver, a 19% reduction from fourth quarter calendar 2011 cash costs of $13.66 per ounce of silver
  Highly successful 2012 exploration program expands Flame & Moth deposit estimated resources to 22.9 million ounces indicated
  Alexco Environmental Group (AEG) 2012 gross profit increased to $2.9 million with a 36% gross margin
  Disposition of remaining interest in Brewery Creek property resulted in pre-tax gain of $6.3 million
[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 15 of Alexco’s December 31, 2012 Management’s Discussion and Analysis (MD&A) for explanation and reconciliation.

Alexco President and Chief Executive Officer Clynt Nauman said, “2012 was a year of consolidation at the operations level, and expanded exploration activity at our newly discovered Flame & Moth deposit. Our focus on increased mill throughput in 2012 was rewarded with a 17% increase to an average 260 tonnes per day (tpd), and our 2013 objective remains firmly fixed on 400 tpd as new mine production at Onek and later, Lucky Queen, is brought on line. On the cost side, our 2012 full-year average cash costs per ounce of silver of $11.89 increased 17% or $1.76 per ounce from 2011. This was driven by a reduction of $1.59 per ounce in lead and zinc by-product credits, and to a lesser extent increases in per-ounce concentrate transportation and treatment costs, partially offset by a 12% or $1.36 per ounce reduction in Bellekeno mining costs. Looking to the first quarter of 2013, we are off to a relatively slow start, primarily related to the extraction of a higher percentage of material from lower-grade stopes which are peripheral to the Southwest and 99 Zones at Bellekeno. We will begin to sequence out of these areas in the second and third quarters, as well as bring on stream new production areas in the previously unmined East Zone.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

We are expecting additional production during the year from Onek and Lucky Queen, and we remain on track to reach our target of overall production growth in 2013 compared to 2012.”

Nauman continued, “In my view, the most important achievement in 2012 in terms of future growth was the recognition and definition of a significant resource at Flame & Moth; at 22.9 million ounces of indicated silver resource, this deposit is already more than three times larger than any other underground resource on our books, and remains open. This year, we intend to concentrate on further exploration and definition drilling of this deposit as well as reviewing development options at Flame & Moth.”

Summary Financial Results and Information

(expressed in thousands of dollars,		Six Month
except per share amounts)		Transitional
	Year Ended	Year Ended	Year Ended
	December 31, 2012	December 31, 2011	June 30, 2011

Revenue from mining operations	76,725	38,639	38,269
Gross profit from mining operations	15,034	9,869	14,917

Revenue from environmental services	7,983	3,876	6,833
Gross profit (loss) from environmental services	2,886	279	(64)

Revenue from all operations	84,708	42,515	45,102
Gross profit from all operations	17,290	10,148	14,853

Income before taxes	7,979	4,496	3,309
Net income	3,420	1,723	3,097
Total comprehensive income	3,411	1,748	3,047
Earnings per share – basic and diluted	$0.06	$0.03	$0.05
Cash flows from operating activities	13,795	5,624	11,022

Recognized metal prices:[1]
Silver (USD per ounce)	$31.54	$31.52	$37.45
Lead (USD per pound)	$0.95	$1.00	$1.16
Zinc (USD per pound)	$0.89	$0.92	$1.02

1 Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.

Bellekeno Mine Operations

Mill throughput during 2012 averaged 260 tpd, a 17% increase over the average 222 tpd achieved in calendar year 2011, with the bulk of the improvement in the second half of 2012. Throughput in the first half of 2012 averaged 236 tpd, improving to284 tpd in the latter half of the year while drawing down stockpile inventory in the third quarter and matching throughput to mine production rates of approximately 245 tpd in the fourth quarter. Bellekeno mine production silver grades averaged 760 grams per tonne through 2012, approximately 9% lower than in 2011, reflecting mine plan sequencing into lower-grade areas of the mine but also slightly higher dilution resulting from the transition in the second half of 2012 to significant levels of ore extraction by long-hole mining.

Cash costs of production during 2012 were $11.89 per ounce of payable silver, compared to $10.17 during calendar year 2011. The increase in per-ounce costs of production is due primarily to a 13% or $1.59 per ounce reduction in by-product credits due to lower prices for lead and zinc, and an approximately 25% or $1.40 increase in costs for concentrate transport, treatment and refining, all partially offset by a 12% or $1.36 per ounce reduction in mining costs resulting from the transition to long-hole mining.

Comparative operating statistics for Bellekeno for the quarter and year-to-date are summarized as follows:

	Three Months Ended December 31		Calendar Year Ended December 31
	2012	2011	2012	2011

Ore tonnes mined	22,385	20,832	86,354	71,992
Ore tonnes processed	26,777	22,554	94,810	81,064
Mill throughput (tonnes per day)	291	245	260	222
Grade of ore processed:
Silver (grams per tonne)	760	889	760	834
Lead	9.6%	11.1%	9.6%	10.2%
Zinc	4.4%	6.7%	4.8%	6.0%
Recoveries:
Silver	91%	90%	93%	92%
Lead in lead concentrate	90%	86%	90%	90%
Zinc in zinc concentrate	61%	67%	56%	65%
Concentrate production:
Lead concentrate:
Tonnes produced	3,518	3,223	13,000	11,042
Concentrate grade:
Silver (grams per tonne)	5,104	5,123	4,965	5,280
Lead	66%	67%	63%	67%
Zinc concentrate:
Tonnes produced	1,552	2,305	5,685	6,901
Concentrate grade:
Silver (grams per tonne)	370	683	413	583
Zinc	47%	44%	45%	46%
Production – contained metal:
Silver (ounces)	595,823	608,093	2,150,959	2,020,644
Lead in lead con (pounds)	5,120,451	4,878,780	18,183,755	16,454,334
Zinc in zinc con (pounds)	1,592,672	2,473,561	5,676,284	7,220,514
Sales volumes by payable metal:
Silver (ounces)	522,894	454,446	2,033,821	1,769,849
Lead (pounds)	4,379,174	3,816,127	17,207,146	14,991,596
Zinc (pounds)	1,082,591	1,788,784	4,771,416	5,697,639
Cash costs of production[1]
Per ounce of payable silver produced	$11.13	$13.66	$11.89	$10.17

[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 15 of Alexco’s December 31, 2012 MD&A for explanation and reconciliation.

Keno Hill Exploration and Development

Alexco’s 2012 surface and underground exploration program in the Keno Hill District was substantially completed in late November. A total of approximately 29,500 meters of drilling was carried out at a number of targets across the District, with surface exploration expenditures for the full program totaling approximately $12 million. The program included approximately 4,500 meters of drilling underground at the Bellekeno mine and approximately 25,000 meters of surface exploration and definition drilling focused primarily at Flame & Moth and Bermingham as well as targets on the Elsa-Husky trend, and at the McQuesten gold prospect in the western end of the District. At Bellekeno, testing was carried out on mine extension targets that are down dip, along strike and down plunge of the high grade Southwest Zone.

During the year ended December 31, 2012, Alexco announced an initial resource estimate for each of the Flame & Moth and Bermingham properties in the Keno Hill Silver District incorporating drill results through the 2011 exploration program (see news releases dated June 28, 2012 entitled “Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham” and August 8, 2012 entitled “Alexco Files Flame & Moth and Bermingham Technical Reports”). In January 2013, Alexco announced an updated resource estimate for the Flame & Moth property incorporating further drill results from the 2012 exploration program (see news releases dated January 31, 2013 entitled “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open” and March 15, 2013 entitled “Alexco Files Flame & Moth Technical Report”). The current resources estimated for Flame & Moth comprise 1,378,000 tonnes indicated grading 516 grams per tonne silver, 1.72% lead and 5.70% zinc plus another 107,000 tonnes inferred grading 313 grams per tonne silver, 0.86% lead and 4.21% zinc. The current resources estimated for Bermingham comprise 257,000 tonnes indicated grading 460 grams per tonne silver, 2.00% lead and 2.10% zinc plus another 102,000 tonnes inferred grading 372 grams per tonne silver, 1.12% lead and 1.83% zinc.

At both Onek and Lucky Queen, metallurgical testing and preliminary mine planning and engineering studies were commenced in 2011 following the announcement of initial resource estimates (see the news release dated July 27, 2011 entitled “Alexco Announces Initial Resource Estimates for Lucky Queen and Onek”). Rehabilitation of the historical Lucky Queen workings commenced in early 2012, and development to access the historical Onek workings began in earnest in the second quarter of 2012. The quartz mining license authorizing mining at both Onek and Lucky Queen was issued in January 2013. With respect to the water license amendment authorizing milling of material from both mines, a routine Water Board hearing was completed in February 2013, and issuance of the license amendment is anticipated early in the second quarter of 2013.

Alexco Environmental Group

AEG remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract with the Government of Canada, and continues to service its private sector client base in the Yukon through its Whitehorse office. In 2012, AEG continued to provide benefit to Alexco with full-year 2012 revenue of $8.0 million and gross profit of $2.9 million, compared to revenue of $3.9 million in the six months ended December 31, 2011 and gross profit of $0.3 million. AEG intends to continue expanding its environmental services activities throughout northern and eastern Canada, in the United States and elsewhere throughout North and South America. AEG has been able to expand its business in parallel with increased activity in the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation.

Outlook

It is anticipated that silver production in 2013 will be sourced from three mines: Bellekeno, Onek and later in the year, Lucky Queen. Operations at Bellekeno are expected to continue at generally the same pace as 2012, with guidance for silver production in the range from 1.9 million to 2.1 million ounces, approximately 17 million pounds of lead and 9 million pounds of zinc. Alexco is well advanced in the rehabilitation, engineering and development of the historical Onek and Lucky Queen mines. Potential initial production from the Onek mine is targeted for the second quarter of 2013 subject to final positive development decisions and receipt of the requisite water license amendment. Lucky Queen production is anticipated in the third quarter, following a revision to the waste rock management program to eliminate material re-handling and to provide more efficient long term storage, all of which improves the economics of the project.

In the first quarter of 2013, mining at Bellekeno has sequenced through significantly lower-grade peripheral areas of the resource, with a reduction in both grade and tonnage mined from the previous quarter. As a result, silver production in the first quarter of 2013 is expected to be lower, with a consequential impact on the quarter’s financial results. This shortfall is expected to be recovered through the balance of the year, and Alexco still anticipates achieving full-year 2013 production guidance.

Alexco’s exploration drilling plans are still being finalized for 2013, but are expected to be smaller in scale than for 2012, likely in the range of 8,000 to 10,000 meters of surface drilling and focused primarily on further definition and extension related drilling at Flame & Moth. Desktop analysis and correlation of exploration results from prior years will also be carried out with the objective of identifying new exploration targets for future drill programs. Additionally, Alexco is initiating baseline geotechnical, metallurgical and environmental work as well as preliminary engineering on the Flame & Moth deposit, and this work is expected to include studies of future potential production options in context with existing mines and other opportunities in the District.

Financial Position

Alexco’s cash and cash equivalents at December 31, 2012 totaled $23,088,000 compared to $41,741,000 at December 31, 2011, while net working capital totaled $25,727,000 compared to $47,997,000 for the same dates respectively. The decrease in net working capital primarily reflects net cash inflows from operations and from the sale of Brewery Creek, offset by expenditures on Keno Hill District exploration activity during the year, rehabilitation and access development activity at the historical Lucky Queen and Onek mines, Bellekeno mine development, and the transfer of funds in the first quarter into long term restricted cash and deposits as security provided to support certain cost performance commitments under an AEG remediation services contract.

Financial Report and Conference Call for Year Ended December 31, 2012

Full details of the financial and operating results for the year ended December 31, 2012 are described in Alexco’s audited consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco, including its annual information form and US Form 40-F, are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact Alexco at Suite 1150 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 to request, free of charge, hard copies of the audited consolidated financial statements and related Management’s Discussion and Analysis.

Alexco is holding an audio webcast conference call to discuss these results at 11 a.m. Eastern (8 a.m. Pacific) on Thursday, March 28, 2013. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through April 4, 2013, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #407376

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun which has a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.